May 22, 2006
VIA EDGAR
Jill S. Davis
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
Response Letter Dated April 19, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 2, 2006
File No. 1-09397
Dear Ms. Davis:
     We are responding to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 10, 2006 regarding the filings listed above by Baker Hughes Incorporated (the “Company”). Our response repeats the caption and comment contained in the Staff’s May 10, 2006 letter. A copy of the Staff’s letter is attached to the hard copy of this letter for your reference. The Company has discussed the response included in this letter to the SEC with the Company’s independent registered public accounting firm, Deloitte & Touche LLP, and the Chairman of the Audit/Ethics Committee of our Board of Directors.
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Investing Activities, page 23
     1. We note that you reported proceeds from the disposal of assets and that these disposals “relate to rental tools that were lost-in-hole, as well as machinery, rental tools and equipment no longer used in operations that were sold throughout the period.” Please tell us how you account for the proceeds you receive from rental tools that are lost-in-hole. Additionally, explain the nature of any contractual arrangements you have with your customers that cover events of this nature.
     Substantially all of our contracts with customers for drilling and well logging services, including the rental of the related tools and equipment, include provisions whereby if the tools being rented to the customer are lost downhole while providing such services, the customer is obligated to make a reasonable effort to recover the lost equipment. In the event the equipment cannot be recovered, the customer is required to pay us the value of the lost tools. In the case of tools that are lost, the amounts due us are generally contractually determined in advance and represent liquidated damages related to the time delays and costs involved in replacing the tool. Proceeds from lost-in-hole and damaged tools are recorded as revenue when it is determined that a tool has been lost and cannot be recovered and in accordance with our revenue recognition policies. The remaining net book value of the lost tool is written off and included in cost of sales.
     As referenced in the Staff’s letter dated April 6, 2006, Baker Hughes acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
     The Company believes it has appropriately responded to the Staff’s comment contained in the Staff’s letter dated May 10, 2006. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Alan Keifer, Vice President and Controller, at (713) 439-8611 or Stacey White, Assistant Controller, at (713) 439-8624 of the Company with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions.

     Thank you for your assistance.

Sincerely yours,
/s/ Alan J. Keifer
Alan J. Keifer
Vice President and Controller

cc:	Jennifer Goeken, Division of Corporation Finance of the Securities and Exchange Commission
Barry Stem, Senior Assistant Chief Accountant of the Securities and Exchange Commission
Chad C. Deaton, Chief Executive Officer of Baker Hughes Incorporated
Peter Ragauss, Chief Financial Officer of Baker Hughes Incorporated
Steven P. Johnson, Engagement Partner with Deloitte & Touche
James F. McCall, Chairman of the Audit/Ethics Committee of the Board of Directors of Baker Hughes Incorporated